EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Nine Months Ended
	October 2, 2009	September 26, 2008	October 2, 2009	September 26, 2008
Computation of Earnings:
Income (loss) before income taxes	$326	$275	$820	$(4,632)
Add:
Interest expense	138	141	427	422
Amortization of capitalized interest	1	—	2	2
Amortization of debt premium/discount and expenses	3	6	19	16
Interest portion of rent expense	19	21	55	60

Earnings as adjusted	$487	$443	$1,323	$(4,132)

Computation of Fixed Charges:
Interest expense	$138	$141	$427	$422
Capitalized interest	—	—	—	2
Amortization of debt premium/discount and expenses	3	6	19	16
Interest portion of rent expense	19	21	55	60

Fixed charges	$160	$168	$501	$500

Ratio of Earnings to Fixed Charges (A)	3.03	2.65	2.64	n/a	(B)

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $4.6 billion for the nine months ended September 26, 2008.